Exhibit 99.1

B.O.S Raises $1 Million in Growth Capital

RISHON LEZION, Israel, May 16, 2019 -- B.O.S Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, announced today that it has entered into and closed a securities purchase agreement with several investors for the sale of 400,000 ordinary shares at a price of $2.50 per share, resulting in gross proceeds of $1 million.

In addition, the Company agreed to issue to the investors 240,000 warrants with an exercise price of $3.30 per ordinary share. The warrants shall be exercisable for 3.5 years and shall be subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased on the private placement. Vesting of all of the warrants shall be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital.

The ordinary shares shall be subject to a contractual six-month lock-up from the closing date, following which the Company shall file a registration statement in respect of the ordinary shares (including the shares underlying the warrants). In connection with the offering, the Company shall pay standard fees to a placement agent.

Eyal Cohen, Co-CEO & CFO at BOS, commented: “The net proceeds from the offering will provide growth capital following the acquisition of Imdecol’s business, that is scheduled to close by June 1, 2019. In particular, the proceeds will be used to increase Imdecol’s production capabilities, to relocate Imdecol to BOS’ facilities and for international marketing of Imdecol’s industrial robotics. We do not expect to raise additional equity in either 2019 or 2020, except if may be required for the purpose of effecting another business acquisition.”

The securities offered and sold by BOS in the private placement are not registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission (“SEC”) or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

International	Company Contact

John Nesbett/Jennifer Belodeau	Eyal Cohen, Co-CEO & CFO
IMS Investor Relations	BOS
(203) 972-9200 jnesbett@institutionalms.com	+972-542525925 eyalc@boscom.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; risks associated with completing and successfully integrating an acquisition with BOS’s existing business; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.